WHITEHALL JEWELERS HOLDINGS, INC.

125 South Wacker Dr.

Ste. 2600

Chicago, IL 60606

December 27, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: H. Christopher Owings, Esq., Assistant Director

Re: Whitehall Jewelers Holdings, Inc. Registration Statement No. 333-145863

Dear Mr. Owings:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Whitehall Jewelers Holdings, Inc. (the "Registrant") hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "Commission") on August 31, 2007 (Commission File Number 333-145863) (the "Registration Statement"), as amended by Amendment No. 1 to the Registration Statement filed on October 16, 2007, as further amended by Amendment No. 2 to the Registration Statement filed on November 13, 2007, as further amended by Amendment No. 3 to the Registration Statement filed on December 4, 2007, as further amended by Amendment No. 4 to the Registration Statement filed on December 14, 2007, as further amended by Amendment No. 5 to the Registration Statement filed on December 20, 2007, as further amended by Amendment No. 6 to the Registration Statement filed on December 27, 2007 be accelerated so that it will be declared effective at 5:00 p.m., Eastern Standard time, on December 28, 2007, or as soon as practicable thereafter.

Notwithstanding the foregoing, as requested by the Commission in its first comment letter to the Registrant, dated September 27, 2007, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

December 27, 2007

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Securities and Exchange Commission

December 27, 2007

                Please notify Alon Harnoy, Esq., of Schulte Roth & Zabel LLP, counsel to the Registrant, at (212) 756-2053 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

WHITEHALL JEWELERS HOLDINGS, INC.
By:	/s/ Edward A. Dayoob
	Name:	Edward A. Dayoob
	Title:	Chief Executive Officer